1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
February 9, 2026	www.integraresources.com

INTEGRA CLOSES US$61 MILLION BOUGHT DEAL FINANCING

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce that it has completed its previously announced bought deal public offering of 18,121,600 common shares of the Company (the "Common Shares") at a price of US$3.40 per Common Share for aggregate gross proceeds of US$61,613,440 (the "Offering"), including the full exercise of the over-allotment option by the Underwriters (as defined below). The Offering was led by Canaccord Genuity Corp. and Stifel Nicolaus Canada Inc. as co-lead underwriters and joint bookrunners, on behalf of a syndicate of underwriters that included ATB Capital Markets Corp., Desjardins Securities Inc. and Raymond James Ltd. (collectively, the "Underwriters").

The Common Shares were offered pursuant to a final prospectus supplement of the Company dated February 4, 2026 (the "Prospectus Supplement") to the short form base shelf prospectus of the Company dated January 16, 2024 (the "Base Shelf Prospectus"), in all of the provinces of Canada, except Quebec, and in the United States pursuant to a prospectus supplement dated February 4, 2026 (the "US Prospectus Supplement") filed as part of an effective registration statement on Form F-10 (File No. 333-276530) (the "Registration Statement") under the Canada/U.S. multi-jurisdictional disclosure system. The Offering remains subject to the final approval of the TSX Venture Exchange (the "TSXV").

The Offering was completed pursuant to an underwriting agreement dated February 4, 2026 entered into among the Company and the Underwriters. The Company paid the Underwriters a cash fee of 5% of the aggregate gross proceeds of the Offering, other than in respect of the purchasers on the president's list, for which a cash fee of 2.5% was paid.

The Company intends to use the net proceeds to fund pre-production capital expenditures at the DeLamar Project, including procurement work, early works and land purchase.

George Salamis, President, CEO and Director of Integra, commented: "Following significant permitting milestones in early 2026 - including receipt of a 15-month NEPA permitting timeline and FAST-41 project designation from U.S. federal regulators - together with the recent filing of the DeLamar Project Feasibility Study, this oversubscribed financing positions Integra to capitalize on a clear execution window. The Feasibility Study has defined the early works that can advance ahead of a Record of Decision, enabling us to fund procurement, land acquisition, and other low-risk activities that shorten the development timeline and reduce execution risk at DeLamar. Raising capital from a position of strength, supported by permitting visibility, reflects a disciplined approach that enhances project readiness, lowers future financing risk, and supports a more efficient path toward a construction decision while minimizing long-term shareholder dilution."

Copies of the applicable offering documents can be obtained free of charge under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Delivery of the Base Shelf Prospectus and the Prospectus Supplement and any amendments thereto will be satisfied in accordance with the "access equals delivery" provisions of applicable Canadian securities legislation. An electronic or paper copy of the Prospectus Supplement, the US Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement may be obtained, without charge, from the Company or in Canada from Canaccord Genuity Corp., 40 Temperance Street, Suite 2100, Toronto, ON M5H 0B4 or by e-mail at ecm@cgf.com, or in the United States from Canaccord Genuity LLC, 99 High Street, Suite 1200, Boston, Massachusetts 02110, Attn: Syndicate Department, by telephone at (617) 317-3900 or by email at prospectus@canaccordgenuity.com, by providing the contact with an email address or physical address, as applicable

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction. The securities being offered and the contents of this press release have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Prospectus Supplements, the Base Shelf Prospectus or the Registration Statement.

About Integra

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking Statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian and United States securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the use of the net proceeds from the Offering; anticipated advancement of mineral properties or programs; the receipt of final TSXV approval; future operations; future growth potential of Integra; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Such factors are described in detail in the Prospectus Supplements and the documents incorporated by reference in the Prospectus Supplements.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.